Exhibit 99.1

Rogers Telecom Announces Receipt of Requisite Consents and Consideration to be Paid in Connection
with Tender Offer and Consent Solicitation for its 10.625% Senior Secured Notes due 2008

    TORONTO, Sept. 14 /CNW/ - Rogers Communications Inc. ("RCI") and Rogers Telecom Holdings Inc. ("Rogers Telecom"), a wholly owned subsidiary of RCI and formerly known as Call-Net Enterprises Inc., announce today that RogersTelecom has determined the consideration to be paid in connection with its cash tender offer (the "Tender Offer") for any and all of its US$222.9 million aggregate principal amount of 10.625% Senior Secured Notes due 2008 (CUSIP No. 130910AJ1) (the "Notes") and consent solicitation (the"Solicitation") to amend the related indenture. The Tender Offer and the Solicitation are subject to the terms and conditions set forth in Rogers Telecom's Offer to Purchase and Consent Solicitation Statement dated August 30, 2005 (the "Statement").

    Holders of Notes who validly tendered (and did not validly withdraw) Notes and validly delivered (and did not validly revoke) consents to the proposed amendments on or prior to 5:00 p.m., New York City time, on September 13, 2005 will receive total consideration per $1,000 principal amount of Notes tendered of $1,071.11, which amount includes a consent payment of $30, and also will receive any accrued and unpaid interest from the most recent interest payment date for the Notes to, but not including, the initial settlement date, which Rogers Telecom expects will occur today, September 14, 2005. Holders of Notes who validly tender Notes after 5:00 p.m., New York City time, on September 13, 2005 but on or prior to 11:59 p.m., New York City time, on September 27, 2005 will receive total consideration of $1,041.11 per $1,000 principal amount of Notes tendered, and also will receive any accrued and unpaid interest from the most recent interest payment date for the Notes to, but not including, the final settlement date, which Rogers Telecom expects will occur on September 28, 2005.

    The consideration for each $1,000 principal amount of Notes tendered was determined as of 2:00 p.m., New York City time, on September 13, 2005, as set forth in the Statement. Rogers Telecom's obligation to accept and pay for Notes validly tendered in the Tender Offer is subject to the terms and conditions set forth in the Statement and related materials. Holders should consult the Statement and related materials in their entirety for a full description of the terms and conditions of the Tender Offer and the Solicitation.

    RCI and Rogers Telecom also announce today that holders of more than a majority in aggregate principal amount of the Notes have delivered the requisite consents to adopt the proposed amendments to the indenture governing the Notes. Rogers Telecom plans to enter into a supplemental indenture that will amend and supplement the indenture to give effect to the proposed amendments. The proposed amendments set forth in the supplemental indenture will not become effective unless and until Rogers Telecom accepts validly tendered Notes representing at least a majority in principal amount of the outstanding Notes for payment pursuant to the Tender Offer and the Solicitation. If the proposed amendments become effective, all holders of Notes, including non non-tendering holders, will be bound thereby.

    The Tender Offer will expire at 11:59 p.m., New York City time, on September 27, 2005, unless extended. All withdrawal rights of tendering holders of Notes terminated at 5:00 p.m., New York City time, on September 13, 2005. Accordingly, tendering holders may no longer withdraw their Notes. Citigroup Global Markets Inc. is acting as the dealer manager and solicitation agent for the Tender Offer and the Solicitation. Questions regarding the Tender Offer and the Solicitation may be directed to Citigroup Global Markets Inc., Liability Management Group, at (800) 558-3745 (U.S. toll free) and (212) 723-6106 (collect). Requests for documents may be directed to Global

Bondholder Services Corporation, the information agent for the Tender Offer and the Solicitation, at (866) 470-3800 (U.S. toll-free) and (212) 430-3774 (collect).

    None of Rogers Telecom, RCI, the dealer manager and solicitation agent or the information agent make any recommendations as to whether or not holders should tender their Notes pursuant to the Tender Offer or consent to the proposed amendments, and no one has been authorized by any of them to make such recommendations.

    This announcement is not an offer to purchase, a solicitation of an offer to sell, or a solicitation of consents with respect to the Notes nor is this announcement an offer to sell or solicitation of an offer to buy new securities of Rogers Telecom or RCI.

    Cautionary Statement Regarding Forward Looking Information:

    This news release includes certain forward looking statements that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. These forward- looking statements include, among others, statements with respect to our objectives, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions and are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, many of which are beyond our control, including but not limited to the ability of the companies to close the transaction and integrate the acquired operations, economic conditions, technological change, regulatory change and competitive factors. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent annual and interim reports and forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

    About the Companies:

    Rogers Telecom Holdings Inc. (formerly Call-Net Enterprises Inc.) was acquired by Rogers Communications Inc. on July 1, 2005 and through its wholly owned subsidiary Rogers Telecom Inc. (formerly Sprint Canada Inc.) is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Rogers Telecom owns and operates an extensive national fibre network, has over 150 co-locations in major urban areas across Canada including 33 municipalities and maintains network facilities in the U.S. and the U.K. For more information, visit www.sprint.ca.

    Rogers Communications (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable is Canada's largest cable television provider offering cable television, high-speed Internet access, voice-over-cable telephony services and video retailing; and Rogers Media is Canada's premier collection of category leading media assets with businesses in radio, television broadcasting, television shopping, publishing and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com.

For further information: Investment Community Contacts: Bruce M. Mann, (416) 935-3532, bruce.mann(at)rci.rogers.com; Eric A. Wright, (416) 935-3550, eric.wright(at)rci.rogers.com